

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

August 5, 2009

Mr. James A. Egide
Global Pari-Mutuel Services, Inc.
1231 West Honeysuckle Lane
Chandler, AZ 85248

> **Re:** **Global Pari-Mutuel Services, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 0-32509**

Dear Mr. Egide:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis or Plan of Operations, page 14

1. Please refer to your narrative analysis of results of operations beginning at the top of page 15. In future filings, please ensure that this discussion explains the causes

for the changes in significant components of revenues and expenses. We remind
you that one of the primary objectives of management's discussion and analysis is
to provide enough context around your results and enough insight into the
underlying factors that drove your results that investors can ascertain the
likelihood that past performance is indicative of future performance. Refer to
Item 303 of Regulation S-K.

Item 9A (T) Controls and Procedures, page 16

2.   In future filings, please ensure that if you choose to define disclosure controls and
procedures that you do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of
the Exchange Act of 1934. Alternatively, you are not required to define
disclosure controls and procedures in your disclosure of the conclusions of your
principal executive and principal financial officers regarding the effectiveness of
disclosure controls and procedures.

Consolidated Statement of Operations, page F-3

3.   Please explain to us in more detail your accounting for the acquisition of Royal
Turf Club, Inc. a St. Kitts and Nevis corporation, including why you expensed the
$640,000 royalty payment and how you determined the fair value of the shares
issued. Please explain to us your basis in GAAP for your conclusions including
citing the authoritative literature used.

Note 3 – Notes Payable & Related Party Advances, page F-10

4.   Please explain to us in further detail how you accounted for the incentives to
convert your convertible promissory notes. Specifically address how you applied
the guidance in SFAS 84.

Note 6 – Agreement with Global Financial Solutions Holdings, Ltd., page F-15

5.   We note you recorded minority interest upon the transfer of 50% of the
outstanding common stock of RTCA to GFS in exchange for funds aggregating
approximately $400,000. Since you only hold 50% of RTCA's common stock
subsequent to the transfer, please explain to us why it is appropriate to continue to
consolidate RTCA. In doing so, please tell us your consideration of FIN 46(R)
and whether RTCA is a variable interest entity. Refer also to ARB 51 and APB
18.

Exhibits 31.1and 31.2

6.   In future filings, please revise your certifications to include the language exactly
as it appears in Item 601(b)(31) of Regulation S-K. In this respect, we note that

you referred to this report as an annual report on Form 10-KSB, as opposed to Form 10-K, and you modified the introduction to paragraph 4 to exclude the internal control over financial reporting language.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

7.   Please apply our comments on your annual financial statements to your interim financial statements, where applicable.

Financial Statements, page 1

8.   We note that you adopted SFAS 160 on January 1, 2009. In future filings, please ensure that you fully comply with the requirements of SFAS 160, including providing the disclosures required by paragraph 38 of ARB 51, as amended by SFAS 160.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Sarah Rottman, Assistant Chief Accountant, at 202-551-3340, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief